FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]      No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 are Memoranda of Agreement for the purchase of vessels by Excel Maritime Carriers Ltd. (the "Company"). These Memoranda of Agreement were previously filed on Form 6-K on December 13, 2004 in redacted form pursuant to a Application for an Order Declaring Confidential Treatment by the Company filed with the Securities and Exchange Commission concurrently therewith. The Company will file the third Memorandum of Agreement filed on December 13, 2004 when the vessel that is the subject of the Memorandum of Agreement is delivered by the seller of the vessel to the Company.

ADDITIONAL INFORMATION

     None.

SALEFORM 1993

ORIGINAL MEMORANDUM OF AGREEMENT

Dated 1st December, 2004

Luxor Naviation Corp. of Majuro, Marshall Islands hereinafter called the Sellers, have agreed to sell, and Fianna Naviation S.A. of Liberia hereinafter called the Buyers, have agreed to buy

Name:   m/v United Seas ex United Sage
Built:  1998                    By:  Sasebo Heavy Inudstries Co. Ltd., Japan
Flag:   Marshall Islands        Place of Registration:  Majuro, Marshall Islands
Call Sign:  V7FUS               Grt/Nrt:  38,864/24,517

Official No. 2024


hereinafter called the Vessel, on the following terms and conditions:

Definition

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification society" or "Class" means the society referred to in line 4.

1.   Purchase price

USD 39,750,000

2. Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 15% (fifteen per cent) of the Purchase Price within 3 (three) banking days after the date of this Agreement signed/exchanged by both parties by fax. This deposit shall be placed with [Bank]

and held by them in a joint interest bearing account for the Sellers and the Buyers, to be released (subject to Clause 22) in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.   Payment

Balance 85% (eighty five per cent) of the said Purchase price along with extra payment for bunkers, luboils, etc. shall be paid in full free of bank charges to Sellers account with [Bank] on closing, in exchange for the usual/normal sale document enabling Buyers to register vessel under their new flag but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with clause 5.

4.   Inspections

Buyers waived their rights to inspect the vessel. Buyers also waived their rights to inspect vessel's records therefore the sale is outright and definite, subject only to the terms and conditions of this Agreement.

5.   Notice, time and place of delivery (see also clause 17)

a) The Sellers shall keep the buyers well informed of the Vessel's itinerary and shall provide the Buyers with 20/10/7/5 days approximate notice and 3/1 days definite notice of Vessel's expected readiness for delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery. Notices to be sent by e-mail or fax via brokers. The Buyers shall take delivery of the vessel within three (3) banking days (Saturday/Sunday/Holidays excepted) after the Sellers have tendered to the Buyers a valid notice of readiness for delivery and after the vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this MOA.

b) The Vessel shall be delivered and taken over free of cargo free of dunnage, free of stowaways, safely afloat at a safe and freely accessible berth/port anchorage in the Sellers' option.

     Place of delivery: Sellers to notify Buyers the anticipated last voyage at least 30 days before vessel's delivery so Buyers can make their arrangements for taking delivery of the vessel. Delivery port to be convenient for crew changes and suitable for divers inspection and vessel to have onboard sufficient quantities of bunkers in order to reach the next bunkering port.

     Expected time of delivery: 1st February, 2005 and 31st March, 2005 in Sellers option

c) Date of cancelling (see clauses 5 c), 6 b) (iii) and 14): 31st March, 2005 Buyers option

     If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61. (see also clause
     17)

     If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5
     c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.   Drydocking/Divers Inspection (see clause 18)

7.   Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board on shore and on order. All spare parts and spare equipment belonging to the Vessel at the time of inspection used or unused, whether or board or not shall become the Buyers' property. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio Installation and navigational equipment, loading instrument (loadcator) and GMSS shall be included in the sale without extra payment. Unused/unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller's flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):
Unitor bottles (oxygen, acetylene, freon) and all software and files excluding the ANKO(R) loading programme.

The Buyers shall pay extra only for unused/unbroached lubricating oils in designated storage tanks and sealed drums. Sellers net contract prices (less Sellers discounts/rebates) at vessel's last supply which to be evidenced by relevant invoices/vouchers. Buyers shall pay extra for remaining bunkers on board, as per last charter party price or delivery price supported by documents, vouchers etc.
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.   Documentation. (see also clause 19)

The place of closing/payment:  Piraeus, Greece

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers representatives on board or at office the classification certificate(s) as well as all plans, a set of manuals/drawings related to main engine/auxiliaries etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other existing manuals/instruction books plans and technical records, which may be in the Sellers' possession shall be promptly forwarded to the Buyers at Buyers expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.   Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.  Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers account, where as similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.  Condition on delivery (see clause 21)

12.  Name/markings

Upon delivery the buyers undertake to change the name of the Vessel and alter funnel markings.

13.  Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitle to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.  Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.  Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel immediately after 15th January, 2005 who will remain with vessel till time of delivery at their sole risk and expense upon arrival at on or about These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the manning/operation of the Vessel. The Buyers' representatives shall sign the Sellers' usual letter of indemnity prior to their embarkation.

16.  Arbitration

a) This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final. Arbitrators to be members of L.M.A.A. BIMCO/L.M.A.A. arbitration clause to apply.

CLAUSES 17 TO 24 AFFIXED HERE TO FORM AN INTEGRAL PART OF THIS CONTRACT

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated 1st December, 2004 - m/v United States

CLAUSE 17

IF FOR ANY REASON WHATSOEVER THE SELLERS CANNOT DELIVER THE VESSEL WITHIN THE AGREED LAYCAN THE PARTIES AGREE THAT THE CANCELLING DATE CAN BE EXTENDED IN BUYERS OPTION FOR A MAXIMUM OF 30 DAYS BUT WITH BUYERS DEDUCTIONS USD 35,000 PER DAY (COMMENCING THE NEXT DAY OF CANCELLING DATE AND UP TO THE DATE OF ACTUAL DELIVERY) FROM THE AGREED PRICE.

CLAUSE 18

NO PRE DELIVERY DRY DOCKING CLAUSE TO APPLY.

HOWEVER BUYERS HAVE THE OPTION TO INSPECT THE VESSEL'S UNDERWATER PARTS BY A DIVER APPROVED BY CLASS, WHICH SHALL BE ARRANGED BY BUYERS AT BUYERS EXPENSE PRIOR DELIVERY. IF THE CONDITIONS ON THE PLACE OF UNDERWATER SURVEY ARE UNSUITABLE FOR SUCH INSPECTION DUE TO TIDES/WEATHER/UNDERWATER VISIBILITY/NOT CLEAR-SUFFICIENT WATERS DUE TO WATER DEPTH, THEN THE SELLERS SHALL IMMEDIATELY MAKE THE VSL AVAILABLE AT A SUITABLE ALTERNATIVE PLACE NEAR TO THE DELIVERY PORT.

IN THE EVENT THE BUYERS CHOOSE SUCH DIVER'S INSPECTION, SAME SHALL BE CARRIED OUT IN THE PRESENCE OF THE VESSEL'S CLASS SURVEYOR (WHOM TO BE FOR SELLERS EXPENSE) AND IN THE PRESENCE OF THE sELLERS/bUYERS REPRESENTATIVES WITHOUT INTERFERRING WITH THE VESSEL'S OPERATION.

SHOULD ANY DAMAGE IS FOUND DURING SUCH INSPECTION THAT WILL IMPOSE A RECOMMENDATION AND/OR CONDITION OF CLASS, THEN:

A) IN CASE THE CLASS IMPOSES A RECOMMENDATION AND/OR CONDITION OF CLASS BUT THE VESSEL IS NOT REQUIRED TO BE DRYDOCKED BEFORE HER NEXT SCHEDULED DRYDOCK, THEN THE SELLERS SHALL PAY THE BUYERS THE DIRECT COST ONLY (EXCLUDING DRYDOCKING COSTS) TO REPAIR SUCH DAMAGE IN A WAY WHICH IS ACCEPTABLE BY THE CLASS AND WHICH TO BE BASED ON THE AVERAGE OF TWO (2) QUOTATIONS GIVEN BY TWO REPUTABLE INDEPENDENT REPAIR YARDS AT PORT OF DELIVERY OR NEARBY WHICH CAN ACCOMMODATE SHIPS OF THIS SIZE, ONE AT SELLERS CHOICE AND ONE AT BUYERS CHOICE. THE ABOVE AMOUNT AGREED SHALL BE DEDUCTED FROM THE BALANCE OF THE PURCHASE MONEY AT THE TIME OF DELIVERY.

B) IN CASE THE CLASS REQUIRES THE VESSEL TO BE DRYDOCKED BEFORE NEXT SCHEDULED DRYDOCKING SURVEY, THE SELLERS SHALL DRYDOCK THE VESSEL AS PER CLAUSE 6 (C) OF nsf 1993, WHICH SUCH CLAUSE SHALL APPLY IN FULL FORCE, AT THEIR EXPENSE PRIOR TO DELIVERY OF THE VESSEL, AND REPAIR SAME TO CLASS SATISFACTION. DELIVERY DATE SHALL BE EXTENDED ACCORDINGLY AND BUYERS TO HAVE THE RIGHT TO ATTEND SUCH REPAIRS WITHOUT INTERFERING TO SELLERS REPAIRS.

WHILST THE VESSEL IS IN DRYDOCK THE BUYERS SHALL HAVE THE RIGHT TO ATTEND THE VESSEL AND THE RIGHT TO CLEAN, PAINT AND CARRY OUT ALL USUAL DRYDOCKING WORKS/REPAIRS, WHILST SHE IS IN DRYDOCK AT BUYERS RISK AND EXPENSE PROVIDED SAME DOES NOT INTERFERE WITH SELLERS WORK AND BUYERS WORK TO BE LIAISED WITH SELLERS ATTENDING SUPERINTENDENTS.

IN THE EVENT THAT BUYERS WORKS ARE NOT COMPLETED PRIOR TO THE TIME SELLERS HAVE COMPLETED THEIR WORK, THEN SELLERS HAVE THE RIGHT TO TENDER NOTICE OF READINESS WHILST THE VESSEL IS STILL IN DRYDOCK PROVIDED, OF COURSE, SHE IS IN ALL RESPECTS READY FOR DELIVERY IN ACCORDANCE WITH THE TERMS OF THE M.O.A.

SHOULD THE BUYERS WORK STILL NOT BE COMPLETED AND THE VESSEL IS UNABLE TO LEAVE DRYDOCK BECAUSE OF THIS WORK WITHIN THREE BANKING DAYS AFTER SELLERS HAVE TENDERED THE NOTICE OF READINESS, THE BUYERS SHALL TAKE DELIVERY OF THE VESSEL IN DRYDOCK AND PAY FOR THE VESSEL EVEN THOUGH SHE REMAINS IN DRYDOCK. THE COST FOR DOCKING AND UNDOCKING SHALL BE FOR THE SELLERS' ACCOUNT BUT COST FOR ANY EXTRA TIME SPENT IN THE DRYDOCK AFTER THE NOTICE OF READINESS TENDERED BY SELLERS SHALL BE FOR THE BUYERS' ACCOUNT.

IN ANY CASE OF THE ABOVE, WHETHER DAMAGE IS FOUND OR NOT, THE COST OF THE DIVERS SHALL BE FOR THE BUYERS ACCOUNT.

THE CLASS SHALL AT ALL TIMES BE THE SOLE ARBITRATOR AS TO WHETHER UNDERWATER DAMAGE, IF ANY, IMPOSES CONDITION/RECOMMENDATION OF CLASS. THE DECISION OF CLASS AS TO WHETHER UNDERWATER DAMAGE, IF ANY, IMPOSES A CONDITION/RECOMMENDATION OF CLASS SHALL BE FINAL AND BINDING FOR BOTH PARTIES.

CLAUSE 19

IN EXCHANGE OF PAYMENT AND DELIVERY OF THE VESSEL, THE BUYERS AND SELLERS ARE TO PROVIDE EACH OTHER WITH THEIR RESPECTIVE DELIVERY DOCUMENTATION. BUYERS AND SELLERS SHALL MUTUALLY ADVISE THEIR REASONABLE REQUIREMENTS AND THE SAME TO BE INCORPORATED AS AN ADDENDUM TO THE MOA. SIGNING OF SUCH ADDENDUM SHALL BY NO MEANS DELAY SIGNATURE OF THE RELEVANT MOA BY BOTH PARTIES.

CLAUSE 20

SELLERS TO CONFIRM IN WRITING TO THE BEST OF THEIR KNOWLEDGE, THAT THE VESSEL IS NOT BLACKLISTED BY ANY STATE OR ORGANISATION SUCH AS THE ARAB BOYCOTT LEAGUE.

CLAUSE 21

THE VESSEL SHALL BE DELIVERED TO THE BUYERS IN THE SAME CONDITION AS SHE WAS AT THE TIME OF SIGNING THIS AGREEMENT, FAIR WEAR AND TEAR ALWAYS EXCEPTED. VESSEL SHALL BE DELIVERED TO THE BUYERS WITH HER PRESENT CLASS MAINTAINED, WITH ALL CONTINUOUS SURVEYS VALID AND FULLY UP TO DATE, FREE FROM ANY RECOMMENDATIONS AND/OR CONDITION OF CLASS EXCEPT THE TWO CONDITIONS MENTIONED IN THE SURVEY STATUS. IN ANY CASE THE CLASS OF THE SHIP NOT TO BE AFFECTED BY THESE TWO RECOMMENDATIONS AT THE TIME OF DELIVERY WHICH BUYERS ACCEPT THE VESSEL TO BE DELIVERED WITH THE TWO RECOMMENDATIONS/CONDITIONS MENTIONED IN THE CLASS STATUS PROVIDED THAT NEW ANCHOR TO BE PLACED ON BOARD PRIOR TO DELIVERY. VESSEL TO BE DELIVERED FREE OF AVERAGE DAMAGE AFFECTING HER CLASS. ALL VESSEL'S CLASS AND NATIONAL/INTERNATIONAL TRADING CERTIFICATES TO BE CLEAN, VALID AND UNEXTENDED FOR A MINIMUM PERIOD OF THREE (3) MONTHS FROM THE DATE OF DELIVERY.

CLAUSE 22

THE SALE IS SUBJECT TO BUYERS BOD (BOARD OF dIRECTORS) APPROVAL WHICH TO BE LIFTED LATEST BY 13:00 BEFORE CLOSING OF THE FIFTH BUSINESS DAY FROM THE DATE 15% DEPOSIT HAS BEEN LODGED.

THE BUYERS UNDERTAKE TO NOTIFY SELLERS PROMPTLY UPON THEIR B.O.D. APPROVING OR NOT APPROVING THE SALE AND IN ANY EVENT NOT LATER THAN 13:00 BEFORE CLOSING
OF THE FIFTH BUSINESS DAY FROM THE DATE THAT 15% DEPOSIT HAS BEEN LODGED, FAILING WHICH THIS SUBJECT IS AUTOMATICALLY LIFTED AND THE SALE IS DEFINITE.

NOTWITHSTANDING ANY OTHER TERM OF THIS AGREEMENT, IT IS SPECIFICALLY AGREED THAT THE FUNDS REPRESENTING 15% OF THE DEPOSIT UNDER CLAUSE 2 OF THIS AGREEMENT SHALL
BE: a) REFUNDED TO BUYERS THROUGH SWIFT MESSAGE TO BUYERS' REMITTING BANK I.E. [BANK], SHIPPING BRANCH ______________________________, GREECE, CONTACT PERSON:
__________________ PHONE NO: _____________, CORRESPONDING BANK:
___________________________, WITHOUT ANY FURTHER INSTRUCTIONS TO
___________________________ BY CLOSING OF THE FIFTH BUSINESS DAY OF THE DATE 15% DEPOSIT HAS BEEN LODGED WITH [BANK] UNLESS [BANK] HAS RECEIVED UNTIL 13:00 HOURS BEFORE CLOSING OF THE SAID DATE, A TESTED MESSAGE FROM BUYERS' REMITTING BANK STATING THAT THEY HOLD BUYERS' CONFIRMATION THAT THE SUBJECT UNDER CLAUSE 22 OF THE MOA, I.E. THE APPROVAL OF THE TERMS OF THE MOA BY BUYERS' BOARD OF DIRECTORS, HAS BEEN LIFTED, OR b) IN CASE THAT [BANK] HAS RECEIVED THE SAID TESTED MESSAGE WITHIN THE PERIOD SPECIFIED ABOVE, THE RELEVANT FUNDS SHALL BE RELEASED EITHER BY THE JOINT INSTRUCTIONS OF THE SELLERS AND THE BUYERS OR PURSUANT TO THE TERMS OF A FINAL ARBITRATION AWARD UNDER THE MOA.

CLAUSE 23

VESSEL TO BE DELIVERED WITH HOLDS CLEAN, SWEPT AND DRY. IT IS SELLERS OPTION TO DELIVER THE VESSEL WITH CARGO RESIDUES ONBOARD, UNCLEAN, UNSWEPT HOLDS, AGAINST PAYMENT OF USD 750PER HOLD.

CLAUSE 24

THE PRICE, TERMS AND CONDITIONS OF THE SALE TO BE KEPT STRICTLY PRIVATE AND CONFIDENTIAL BY ALL PARTIES CONCERNED. HOWEVER, SHOULD THE DETAILS OF THE SALE BECOME KNOWN OR REPORTED IN THE MARKET, NEITHER THE BUYERS NOR THE SELLERS SHALL HAVE THE RIGHT TO CANCEL THIS CONTRACT.

This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.

For the Sellers (1)                      For the Buyers (2)



                                         (SIGNED 12/2/04)







02545.0001 #531764

                                                   -----------------------------
                                                   Norwegian Shipbroker'
              MEMORANDUM OF AGREEMENT              Association's Memo-
                                                   randum of Agreement for
                                                   sale and purchase of
             Dated: 4th November, 2004             ships. Adopted by The
                                                   Baltic and International
                                                   Maritime Council (BIMCO)
                                                   in 1956.
                                                           Code-name
                                                         SALEFORM 1993
                                                   Revised 1966, 1983 and
                                                   1986/87.
                                                   -----------------------------


Agile Holdings Corp of Liberia
hereinafter called the Sellers, have agreed to sell and Pisces Shipholding Ltd of Liberia hereinafter called the Buyers, have agreed to buy


Name: M/V Marie ex Jin Feng
Classification Society/Class: N.K.K.
Built: 1984                                  By: Imaburi Marugame, Japan
Flag: Greek                                  Place of Registration: Piraeus
Call Sign: SVWF                              Crt/Nrt: 23671/13563
Register Number: 11020, IMO Number 8402955


hereinafter called the Vessel, on the following terms and conditions:

Definition

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.



1.   Purchase price

USD 11,920,000 United States Dollars Eleven Million Nine Hundred and Twenty Thousand Only).

2.   Deposit


As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within three (3) banking days from the date of this Agreement signed/exchanged by both parties by fax. This deposit shall be placed with [BANK] and held by them into a joint interest bearing account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Bank charges for the remitting said deposit to be for the Buyers account while any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.   Payment

The 90 percent of the Purchase Price plus any other extras shall be paid in full free of bank charges to Sellers account with [BANK] on delivery of vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with clause 5.

4.   Inspections

     Buyers waive their right to inspect vessel's classification records.

a)*  The Buyers have inspected the Vessel in Subic Bay on 31st October,
     2004 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

5.   Notice, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 20/15/10/7/5 days approximate notice of expected readiness for delivery and 3/1 days definite notice of expected readiness delivery. When the Vessel is at the place of delivery and in every respect physically deemed ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery. Buyers shall take over the vessel within 3 banking days after such notice tendered.

b) The Vessel shall be delivered and taken over charter free, free of cargo, free of stowaways safely afloat at a safe berth or anchorage at one safe port within Singapore/Japan range including China, S. Korea, Philippines in the Sellers' option.

     Expected time of delivery:Between 15th November, 2004 and 28th December, 2004 in Sellers' opption. Date of cancelling (see clauses 5 c),6 b)
     (iii)and 14): 28th December, 2004 in Buyers' option.

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

     If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5
     c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.   Drydocking/Divers Inspection (See Clause 18)

7.   Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore and on order. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment, GMDSS, wireless (not in operation), loading instrument including software shall be included in the sale without extra payment. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment. All items required by the classification or flag administration will remain onboard.
The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller's flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s),shall be excluded without compensation. Captain's Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):
Unitor bottles, Oxygen, Acetylene, Freon bottles


(See Clause 19)


8.   Documentation. (See also Clause 20)

The place of closing : [Bank], Shipping Division, Piraeus, Greece

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at Buyers expense, if they so request. The Sellers may keep the Vessel' s log books but the Buyers to have the right to take copies of same.

9.   Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.  Taxes,etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers account, where as similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.  Condition on delivery (See also Clause 21)

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreements she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. 12. Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.  Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.  Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.  Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense who will remain onboard till time of delivery.
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the manning/operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16.  Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party' s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

     CLAUSES 17 TO 26 APPENDIX HERETO FORM AN INTEGRAL PART OF THIS CONTRACT

Appendix to Memorandum of Agreement code-name SALEFORM 1993- dated 4th November, 2004 - M/V Maria


CLAUSE 17

BALANCE 90 PER CENT TO BE PAID ALONG WITH EXTRA PAYMENT FOR BUNKERS, LUBRICATING OILS ETC IN CASH TO SELLERS BANK [BANK] AT PIRAEUS ON CLOSING, IN EXCHANGE FOR THE USUAL / NORMAL SALE DOCUMENTS , ENABLING BUYERS TO REGISTER VESSEL UNDER THEIR NEW FLAG.

CLAUSE 18

NO DRYDOCKING CLAUSE WILL APPLY.
BUYERS HAVE THE RIGHT TO ARRANGE AT THEIR RISK AND EXPENSE AN INSPECTION OF THE VESSEL'S UNDERWATER PARTS BY A DIVER APPROVED BY THE VESSEL'S CLASSIFICATION WITH CLASS SURVEYOR AND BUYERS/SELLERS REPRESENTATIVES IN ATTENDANCE. THE NOTICE OF READINESS TO BE TENDERED AS PER RELATIVE CLAUSE OF NSF 93. SELLERS UNDERTAKE TO PRESENT THE VESSEL FOR UNDERWATER INSPECTION, IN THE PORT OF DELIVERY AND PRIOR TO THE DELIVERY, IN A LOCATION WHERE CONDITIONS OF VISIBILITY, CURRENTS ETC WILL ALLOW SUCH INSPECTION TO THE SATISFACTION OF NKK CLASSIFICATION, OTHERWISE THE VESSEL HAS TO BE SHIFTED AS REQUIRED IN ORDER THAT SUCH UNDERWATER INSPECTION CAN BE PERFORMED TO THE SATISFACTION OF THE CLASSIFICATION SOCIETY, AT SELLERS' EXPENSE.

SHOULD SUCH DIVERS INSPECTION REVEAL ANY DAMAGE TO VESSEL'S UNDERWATER PARTS WHICH WOULD IMPOSE A RECOMMENDATION AGAINST THE VESSEL'S PRESENT CLASS THEN:

a. IN THE EVENT THE PRESENT CLASS IMPOSES A RECOMMENDATION, BUT THE VESSEL IS NOT REQUIRED TO DRYDOCK BEFORE HER NEXT SCHEDULED DRYDOCK, THEN SELLERS SHALL PAY TO THE BUYERS THE ESTIMATED COST TO REPAIR SUCH DAMAGE IN A WAY WHICH IS ACCEPTABLE TO THE CLASS AND WHICH SHALL BE THE DIRECT COST OF THE REPAIR FOR SUCH DAMAGE ONLY AND TO BE BASED ON A QUOTATION GIVEN BY TWO REPUTABLE INDEPENDENT REPAIR YARDS IN THE AREA AS CHOSEN ONE BY THE BUYERS AND ONE BY THE SELLERS. THE AMOUNT AS AGREED SHALL BE DEDUCTED FROM THE BALANCE OF THE PURCHASE MONEY AT THE TIME OF DELIVERY.

b. IN THE EVENT THAT CLASS IMPOSES A RECOMMENDATION THAT WOULD REQUIRE THE VESSEL TO BE REPAIRED PROMPTLY / BEFORE HER NEXT SCHEDULED DRYDOCKING, THEN THE SELLERS SHALL ARRANGE AT THEIR EXPENSE FOR THE VESSEL TO BE REPAIRED BY THEM ALWAYS TO CLASS SATISFACTION PRIOR TO DELIVERY OF THE VESSEL TO THE BUYERS.

THE PRESENT CLASSIFICATION SOCIETY SHALL AT ALL TIMES BE THE SOLE ARBITRATOR AS TO WHETHER UNDERWATER DAMAGE, IF ANY, IMPOSES RECOMMENDATION OF CLASS. IN THE EVENT THE VESSEL IS REQUIRED TO BE DRYDOCKED AS PER (b) ABOVE, THE SELLERS SHALL HAVE THE RIGHT TO TAKE THE VESSEL AND PROCEED DIRECTLY IN BALLAST TO A PORT IN SELLER'S OPTION WHERE SUCH DRYDOCKING / REPAIRS / DELIVERY WILL TAKE PLACE.

IT IS AGREED THAT THE CANCELING DATE SHALL BE EXTENDED ACCORDINGLY FOR THE EXTRA TIME TAKEN TO DELIVER THE VESSEL CAUSED BY THE BALLASTING / DRYDOCKING / REPAIRS AS REQUIRED TO BE CARRIED OUT TO CLASS SATISFACTION AS ABOVE.

WHILST THE VESSEL IS IN DRYDOCK THE BUYERS SHALL HAVE THE RIGHT TO ATTEND THE VESSEL AND THE RIGHT TO CLEAN, PAINT AND CARRY OUT ALL USUAL DRYDOCKING WORKS / REPAIRS, WHILST SHE IS IN DRYDOCK AT BUYERS RISK AND EXPENSE PROVIDED SAME DOES NOT INTERFERE WITH SELLERS WORK AND BUYERS WORK TO BE LIAISED WITH SELLERS ATTENDING SUPERINTENDENTS. IN THE EVENT THAT BUYERS WORKS ARE NOT COMPLETED PRIOR TO THE TIME SELLERS HAVE COMPLETED THEIR WORK, THEN SELLERS HAVE THE RIGHT TO TENDER NOTICE OF READINESS WHILST THE VESSEL IS STILL IN DRYDOCK PROVIDED, OF COURSE, SHE IS IN ALL RESPECTS READY FOR DELIVERY IN ACCORDANCE WITH THE TERMS OF THE M.O.A.

SHOULD THE BUYERS WORK STILL NOT BE COMPLETED AND THE VESSEL IS UNABLE TO LEAVE DRYDOCK BECAUSE OF THIS WORK WITHIN THREE BANKING DAYS AFTER SELLERS HAVE TENDERED THE NOTICE OF READINESS, THE BUYERS SHALL TAKE DELIVERY OF THE VESSEL IN DRYDOCK AND PAY FOR THE VESSEL EVEN THOUGH SHE REMAINS IN DRYDOCK. THE COST FOR DOCKING AND UNDOCKING SHALL BE FOR THE SELLERS' ACCOUNT BUT COST FOR ANY EXTRA TIME SPENT IN THE DRYDOCK AFTER THE NOTICE OF READINESS TENDERED BY SELLERS SHALL BE FOR THE BUYERS' ACCOUNT.

CLAUSE 19

BUYERS SHALL PAY EXTRA FOR BUNKERS REMAINING ONBOARD (F.O. AND D.O.) AT FOLLOWING PRICES:

F.O.: USD 245 M/T
D.O.: USD 410 M/T

BUYERS SHALL ALSO PAY EXTRA FOR UNUSED LUBRICATING OILS IN DESIGNATED STORAGE TANKS AND UNBROACHED / SEALED DRUMS AT SELLERS NET PURCHASED PRICE (EXCLUDING COST OF BARGING) AT VESSEL'S LAST SUPPLY WHICH HAS TO BE EVIDENCED BY RELEVANT INVOICES.

CLAUSE 20

IN EXCHANGE OF PAYMENT AND DELIVERY OF THE VESSEL, THE BUYERS AND SELLERS ARE TO PROVIDE EACH OTHER WITH THEIR RESPECTIVE REASONABLE DELIVERY DOCUMENTATION. BUYERS AND SELLERS SHALL MUTUALLY ADVISE THEIR REQUIREMENTS AND THE SAME TO BE INCORPORATED AS AN ADDENDUM TO THE MOA.

CLAUSE 21

THE VESSEL TO BE DELIVERED TO THE BUYERS WITH HER PRESENT CLASS MAINTAINED, FREE OF RECOMMENDATIONS AFFECTING CLASS AND / OR ANY CONDITION OF CLASS AND FREE OF AVERAGE DAMAGE AFFECTING HER CLASS. ALL VESSEL'S CLASS AND NATIONAL / INTERNATIONAL TRADING CERTIFICATES, TO BE CLEAN, VALID AND UNEXTENDED AT THE TIME OF DELIVERY. SAME TO APPLY FOR ALL CONTINUOUS SURVEY ITEMS. CERTIFICATES OF LIFERAFTS, CO2, FIRE EXTINGUISHERS, TO BE VALID AT THE TIME OF DELIVERY AS FOLL:

LIFE RAFTS                    DUE DATE 2/05
CO2                           DUE DATE 5/05
FIRE EXTINGUISHERS            DUE DATE 5/05

CLAUSE 22

SELLERS TO CONFIRM THAT THE VESSEL IS NOT BLACKLISTED BY ANY STATE OR ORGANISATION.

CLAUSE 23

SELLERS TO CONFIRM THAT VESSEL HAS NOT TRADED DURING THE LAST TWO (2) YEARS IN CIS PACIFIC COUNTRIES, BUT IF TRADED, THEN A VALID PHYTOSANITARY CERTIFICATE TO BE PRESENTED.

CLAUSE 24

AT THE TIME OF DELIVERY THE SELLERS' CREW TO REASONABLY DEMONSTRATE TO THE BUYERS' CREW THE OPERATION OF THE VESSEL'S DECK / ENGINE ROOM MACHINERY AND NAVAIDS.

CLAUSE 25

THE VESSEL TO BE DELIVERED WITH HOLDS SWEPT AND DRY ON THE LAST VOYAGE PRIOR DELIVERY.

CLAUSE 26

THE PRICE, TERMS AND CONDITIONS OF THE SALE TO BE KEPT STRICTLY PRIVATE AND CONFIDENTIAL BY ALL PARTIES CONCERNED.



This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.


For the Sellers                                 For the Buyers


-----------------------------                   ------------------------

                                                (Signed 11/4/04)

02545.0001 #533164

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  March 4, 2005                    By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer

02545.0001 #533000d